UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. _____)

EASTSIDE DISTILLING, INC.

(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

277802302
(CUSIP Number)

ROBERT BRANTL, ESQ. 181 Dante Ave. Tuckahoe, NY 10707 917-513-5701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check the following box. ☐

(Continued on following pages)

CUSIP No. 277802302	13D	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): TQLA, LLC No I.R.S Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS * WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,916,666
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,916,666
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,916,666
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 15.63%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 277802302	13D	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Patrick J. Kilkenny
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS * OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 27,778
	8.	SHARED VOTING POWER 2,916,666
	9.	SOLE DISPOSITIVE POWER 27,228
	10.	SHARED DISPOSITIVE POWER 2,916,666

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,944,444
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 15.76%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 277802302	13D	Page 4 of 7 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Stephanie A. Kilkenny
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS * OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 145,844
	8.	SHARED VOTING POWER 2,916,666
	9.	SOLE DISPOSITIVE POWER 145,844
	10.	SHARED DISPOSITIVE POWER 2,916,666

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,062,510
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 16.29%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 277802302	13D	Page 5 of 7 Pages

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.0001 par value, (the “Common Stock”) of Eastside Distilling, Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 2321 NE Argyle Street, Portland, Oregon 97211.

Item 2. Identity and Background

(a)	This statement is filed by:

(i)	TQLA, LLC, a California limited liability company (“TQLA”), with respect to the Shares beneficially owned by it;
(ii)	Patrick J. Kilkenny, as Co-Manager of TQLA; and
(iii)	Stephanie A. Kilkenny, as Co-Manager and President of TQLA.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	The business addresses of the Reporting Persons are:

(i)	TQLA: P.O. Box 321, Eugene, OR 97440
(ii)	Patrick J. Kilkenny: P.O. Box 1641, Rancho Santa Fe, CA 92067
(iii)	Stephanie A. Kilkenny: P.O. Box 1641, Rancho Santa Fe, CA 92067

(c)	The principal business of TQLA is investment. Patrick J. Kilkenny and Stephanie A. Kilkenny are both retired from employment.

(d)	No Reporting Person has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person has, during the past five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Patrick J. Kilkenny and Stephanie A. Kilkenny are citizens of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

The Warrants to purchase the Shares were issued by the Company in consideration of loans in an aggregate amount of $3.5 million by TQLA to the Company. The cash used to fund the loans was sourced from the working capital of TQLA and from the personal funds of the other Reporting Persons.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Warrants to purchase the Shares for investment purposes only. None of the Reporting Persons has any plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. Stephanie A. Kilkenny, as a member of the Company’s Board of Directors, may consider matters of the sort described in Item 4 and intends to vote with respect to such matters in the manner she determines to be in the best interests of the Company.

CUSIP No. 277802302	13D	Page 6 of 7 Pages

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate percentage of Shares reported beneficially owned by each Reporting Person is based on 15,739,179 shares of common stock outstanding as of November 14, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

The information regarding share ownership by the Reporting Persons provided on their respective cover pages is incorporated here by reference.

(b)	By virtue of their ownership of and management positions with TQLA, Patrick J. Kilkenny and Stephanie A. Kilkenny may be deemed to shared power to vote and dispose of the Shares beneficially owned by TQLA.

(c)	On March 23, 2022 the Company borrowed $2 million from TQLA and issued a Common Stock Purchase Warrant that permits TQLA to purchase up to 1,666,666 shares of the Company’s common stock for $1.20 per share during the term ending March 21, 2027 (the “Warrant”). On April 19, 2022 the parties increased the principal amount of the loan to $3,000,000 and the number of shares subject to the Warrant was increased to 2,500,000. On August 4, 2022 the parties increased the principal amount of the loan to $3,500,000 and the number of shares subject to the Warrant was increased to 2,916,666.

The table below recites the shares of Company common stock that Stephanie Kilkenny has been awarded since March 23, 2022 by the Company as compensation for her service on the Company’s Board of Directors:

Date	Shares
March 31, 2022	16,927
June 30, 2022	16,304
October 6, 2022	10,153

Since March 23, 2022 none of the Reporting Persons has participated in any transaction involving securities issued by the Company other than as described in the preceding paragraphs.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships

Except for the purchase rights set forth in the Common Stock Purchase Warrant issued by the Company to TQLA, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Common Stock Purchase Warrant issued by Eastside Distilling, Inc. to TQLA, LLC on March 23, 2022 – filed by Eastside Distilling, Inc. as an exhibit to the Current Report on Form 8-K filed on March 24, 2022 and incorporated herein by reference.

CUSIP No. 277802302	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2022	TQLA, LLC

	By:	/s/ Patrick J. Kilkenny
Patrick J. Kilkenny, Manager

/s/ Patrick J. Kilkenny

/s/ Stephanie A. Kilkenny